

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 23, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Bruce E. Schreiner
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re: Sense Technologies Inc.**
> **Form 10-KSB/A for the year ended February 28, 2007**
> **Filed July 17, 2007**
> **File No. 000-29990**

Dear Mr. Schreiner:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief